Exhibit No. APP-5




                     UNITED STATES OF AMERICA
                            BEFORE THE
               FEDERAL ENERGY REGULATORY COMMISSION





Public Service Company of     )
Colorado and Southwestern     )         Docket No. EC96-___
Public Service Company        )



                        Direct Testimony

                                Of

                          MATT P. HARRIS


                          On Behalf Of:

                            Applicants



                         November 9, 1995



                     UNITED STATES OF AMERICA
                            BEFORE THE
               FEDERAL ENERGY REGULATORY COMMISSION


Public Service Company of     )
Colorado and Southwestern     )         Docket No. EC96-___
Public Service Company        )



                         Direct Testimony

                                Of

                          MATT P. HARRIS



                        TABLE OF CONTENTS

                                                             Page


     I.     INTRODUCTION AND QUALIFICATIONS . . . . . . . . .   1

     II.    SUMMARY OF TESTIMONY  . . . . . . . . . . . . . .   4

     III.   PSCO'S OPERATIONS AND RESOURCES . . . . . . . . .   5

     IV.    PSCo WHOLESALE CUSTOMERS AND SERVICES . . . . . .  17

     VI.    PSCo'S RESOURCE PLANNING  . . . . . . . . . . . .  21

     VII.   THE CHEYENNE LIGHT, FUEL & POWER COMPANY  . . . .  26

     VIII.  PRODUCTION-RELATED BENEFITS FROM THE MERGER . . .  27





              GLOSSARY OF ACRONYMS AND DEFINED TERMS



    ACRONYM                   DEFINED TERMS


CCPG           Colorado Coordinated Planning Group

Cheyenne       Cheyenne Light, Fuel & Power Company

CPUC           Colorado Public Utilities Commission

DSM            Demand-side Management

FERC           Federal Energy Regulatory Commission

IPP            Inland Power Pool

IRP            Integrated Resource Planning

kV             kilovolt

MEAN           Municipal Energy Agency of Nebraska

MW             Megawatts

MWh            Megawatt Hours

PRPA           Platte River Power Authority

PSCo           Public Service Company of Colorado

QF             Qualifying Facilities

SPS            Southwestern Public Service Company

TOT            defined transmission path

Tri-State      Tri-State Generation and Transmission Association,
               Inc.

Western        Western Area Power Administration

WRTA           Western Regional Transmission Association

WSCC           Western Systems Coordinating Council

WSPP           Western Systems Power Pool


                     UNITED STATES OF AMERICA
                            BEFORE THE
               FEDERAL ENERGY REGULATORY COMMISSION



Public Service Company of     )
Colorado and Southwestern     )         Docket No. EC96-___
Public Service Company        )



                         DIRECT TESTIMONY
                                OF
                          MATT P. HARRIS


I.   INTRODUCTION AND QUALIFICATIONS

Q.   PLEASE STATE YOUR NAME AND BUSINESS ADDRESS.

A.   My name is Matt P. Harris.  My business address is 5909 E.

     38th Avenue, Denver, Colorado  80207.



Q.   BY WHOM ARE YOU EMPLOYED AND IN WHAT CAPACITY?

A.   I am employed by Public Service Company of Colorado ("PSCo")

     as the Unit Manager, Loads and Resources Planning.



Q.   PLEASE BRIEFLY DESCRIBE YOUR RESPONSIBILITIES IN THAT

     POSITION.

A.   My primary responsibilities are to develop PSCo's Integrated

     Resource Plan and to perform a variety of other generation planning studies (i.e.,  production costing, expansion

     planning, and generation system reliability studies).



Q.   PLEASE DESCRIBE YOUR EDUCATIONAL BACKGROUND.

A.   I graduated form San Jose State University, San Jose,

     California, in December 1985, with a Bachelor of Science

     degree in Mechanical Engineering.



Q.   PLEASE DESCRIBE YOUR PROFESSIONAL EXPERIENCE.

A.   Before beginning work at PSCo, I was employed by Sierra

     Pacific Power Company as a Planning Engineer.  My

     responsibilities included the engineering and economic

     analysis of demand-side management programs and performing supply-side planning studies.  I participated in the

     development of Sierra's 1989 Integrated Resource Plan and

     its 1990 Request for Proposal for supply-side resources.

     Between January 1986, and March 1987, I was employed by

     Pacific Gas and Electric Company as an Energy Management

     Representative.  I was responsible for implementing DSM

     programs for commercial, industrial, and agricultural

     customers.



     In July 1991, I began my employment with PSCo as a Senior

     Planning Engineer.  In this capacity, I played a key role in the development of PSCo's first Integrated Resource Plan and was also responsible for performing detailed production

     costing studies of PSCo's generation system, performing

     generation system reliability studies, expansion planning

     studies, and marginal pricing studies for use in DSM

     evaluations, and in the development of power sales proposals to other utilities.  I was promoted to my current position of Unit Manager, Loads and Resources Planning, in October

     1994.



Q.   HAVE YOU ATTENDED OR TAKEN ANY SPECIAL COURSES OR SEMINARS

     REGARDING PUBLIC UTILITIES?

A.   Yes.  I have completed the Utility Resource Planning course offered by the University of California at Berkeley.  I have also completed Power Technologies' Reliability Analysis

     Techniques for Resource Planning course.  In addition to

     these courses, I have taken several courses in utility

     production costing and expansion planning models.



Q.   DO YOU HOLD A PROFESSIONAL LICENSE?

A.   Yes.  I am a registered Professional Engineer in the State of Nevada.



Q.   HAVE YOU TESTIFIED BEFORE ANY REGULATORY AUTHORITIES?

A.   Yes.   I have testified before the Colorado Public Utilities

     Commission ("CPUC") several times in the past two years

     regarding: PSCo's 1993 Integrated Resource Plan; PSCo's 1994

     Phase II rate case; and PSCo's recommendations to the CPUC in their Notice of Proposed Rulemaking regarding QF and IRP

     Rules.


II.  SUMMARY OF TESTIMONY

Q.   WHAT IS THE PURPOSE OF YOUR TESTIMONY?

A.   The purpose of my testimony is to provide the following

     information:



     -    A profile of PSCo's service territory, operations and

          resources, including generating units, transmission

          facilities, and pooling arrangements;

     -    A description of PSCo's activities in the bulk power

          market, including off-system sales and purchases, and a

          description of PSCo's transmission services;

     -    A description of PSCo's resource planning process,

          including load forecasts and integrated resource

          planning ("IRP");


     -    A description of the system of PSCo's wholly-owned

          affiliate, Cheyenne Light, Fuel & Power Company

          ("Cheyenne"); and

-    A description of the projected production-related cost

     benefits resulting from the combination of PSCo and

     Southwestern Public Service Company ("SPS") and how these

     benefits were quantified.



III. PSCO'S OPERATIONS AND RESOURCES

     A.   SERVICE TERRITORY

Q.   WOULD YOU PLEASE DESCRIBE PSCo's ELECTRIC SERVICE AREA.

A.   PSCo provides electric service to about 1.08 million

     customers in the state of Colorado.  While PSCo's service

     territory covers only about 10 percent of the state, it

     includes about 80 percent of the total population.  PSCo's service territory includes many of the major load centers in

     Colorado, including the cities of Denver and Boulder.

     Schedule MPH-1 shows PSCo's service area.



Q.   PLEASE DESCRIBE PSCo'S SYSTEM LOAD PROFILE?

A.   PSCo's summer peak demand in 1994 was 4,011 MW. PSCo's

     annual system load factor is approximately 69 percent. The summer and winter peaks are fairly close.  However, PSCo's resource needs are driven by the summer peak demand because of the decreased capability of some its generating resources in the summer.



Q.   PLEASE DESCRIBE PSCo'S ENERGY SALES.

A.   PSCo's total energy sales during the year ending December

     31, 1994, were approximately 23,270,400 Megawatt-hours

     ("MWh"), including all wholesale and non-firm sales.  The

     breakdown of sales by revenue class is 25.5 percent

     residential, 37.2 percent small commercial and industrial,

     23.3 percent large commercial and industrial, 13.1 percent resale, and 0.9 percent other.



     B.   PSCo'S GENERATING RESOURCES

Q.   PLEASE DESCRIBE PSCo'S EXISTING GENERATING RESOURCES.

A.   PSCo's electrical system includes 3,176.35 MW of installed generating capacity, consisting of 2694.8 MW of coal-fired generation, 107 MW of gas-fired generation, 171 MW of

     oil/gas-fired combustion turbines, 5.5 MW of diesel

     generators, 162 MW of pumped storage hydro, and 36.05 MW of conventional hydroelectric generation. Schedules MPH-2A,

     MPH-2B, and MPH-2C list each of PSCo's generating plants and show each plant's primary fuel type,  nameplate rating, and net dependable capacity.  Except for the Hayden and Craig

     plants, PSCo wholly owns the listed plants. Schedule MPH-3 lists jointly-owned units, the owners of each unit and their ownership percentage, the amount of capacity available to

     each owner, and the operator of each unit.  PSCo-owned

     resources make up 63.2 percent of its total resource

     capability.



Q.   PLEASE DESCRIBE PSCo'S POWER PURCHASE RESOURCES.

A.   In addition to PSCo-owned generation, the company has

     several power purchase contracts.  Some of these contracts are with other utilities, while others are with Qualifying

     Facilities ("QF") under the Public Utility Regulatory

     Policies Act of 1978.  PSCo currently purchases 1000 MW of power from four other utilities in the region: Tri-State

     Generation and Transmission ("Tri-State") (425 MW); Platte

     River Power Authority ("PRPA") (224 MW); Basin Electric

     Power Cooperative (175 MW); and PacifiCorp (176 MW).  These

     purchases are pursuant to long-term power purchase

     agreements and account for 20.4 percent of PSCo's total

     resource capability.  PSCo also currently purchases an

     additional 593 MW of power from 33 different QFs under long-

     term purchase agreements. QF purchases account for 12.1

     percent of PSCo's total resource capability.



Q.   IS PSCo PLANNING ANY SIGNIFICANT RESOURCE ADDITIONS?

A.   Yes.  PSCo is now in the process of repowering its Fort St.

     Vrain plant as a 471 MW combined-cycle facility.  Fort St.

     Vrain was originally a nuclear-powered steam generation

     plant.  It ceased operations in 1989, and the nuclear

     portion of the facility is now being decommissioned.

     Through the repowering now underway, the existing steam

     turbine will be powered by steam produced by two heat

     recovery steam generators attached to two natural gas-fired combustion turbines.

          The repowering project is to be completed in three

     phases, beginning with the first 130 MW combustion turbine in 1996 (Phase 1A).  A heat recovery steam generator (Phase

     1B) then will be installed to produce steam for the steam

     turbine and begin the plant's combined-cycle mode of

     operation.  This phase is currently scheduled to be in

     service in 1999 and will increase the total plant capacity to 232 MW. In the second phase (Phase 2), PSCo will build a second combustion turbine and heat recovery steam generator to bring the total plant capacity to 471 MW.  This phase is currently scheduled to be in service in 2000.

          In addition, PSCo's most recent forecast shows that in

     the next ten years the company plans to: construct a third combustion turbine and heat recovery steam generator (Phase

     3) at the Fort St. Vrain site in 2001 to bring the total

     plant capacity to 685 MW; repower an existing coal-fired

     steam plant to a combined-cycle plant in 2003; repower a

     previously retired steam plant to a simple-cycle plant in

     2004; and construct a new coal plant in 2005.



     PSCo's future resource additions are summarized in Schedule

     MPH-4.



     C.   PSCo'S TRANSMISSION SYSTEM

Q.   PLEASE DESCRIBE PSCo'S TRANSMISSION SYSTEM.

A.   PSCo owns and maintains approximately 3,268 circuit-miles of transmission lines located primarily in Colorado.  These

     transmission lines include 1,640 circuit-miles of 230 kV

     lines, 65 circuit-miles of 138 kV lines, 1,015 circuit-miles of 115 kV lines, 378 circuit-miles of 69 kV lines, and 170 circuit-miles of 44 kV lines.  Additionally, PSCo jointly

     owns an additional 263 circuit-miles of transmission lines,

     consisting of 112 circuit-miles of 345 kV lines and 151

     circuit-miles of 230 kV lines.  PSCo's jointly-owned 345 kV transmission lines are located in western Colorado along a corridor running from the Craig generating station to the

     San Juan substation in New Mexico.  PSC's jointly-owned 230

     kV transmission lines are located in southeastern Colorado

     (connecting the Lamar substation to the Midway substation),

     southern Colorado (connecting the Poncha substation to the

     San Luis Valley substation), and northeastern Colorado

     (connecting the Craig generating station to the Wolcott,

     Gore Pass, and Blue River substations).



Q.   DO ANY OTHER UTILITIES OWN TRANSMISSION FACILITIES IN THE

     SAME REGION AS PSCo?

A.   Yes. Schedule MPH-5 is a map of bulk transmission facilities in Colorado, including those of PSCo. Several utilities own and operate bulk transmission facilities in Colorado.  In

     addition to PSCo, the principal transmission-owning

     utilities are Western Area Power Administration ("Western"),

     Tri-State, Platte River Power Authority ("PRPA"), and the

     City of Colorado Springs.



     The bulk transmission facilities of PSCo and these other

     entities are highly integrated within Colorado.  Because

     transmission facilities in the region are highly integrated,

     the utilities in the region have defined various

     transmission paths and, through operating agreements, have agreed upon the transfer capability of the paths and the

     rights of each utility to use these paths.  These

     transmission paths are commonly referred to as TOT paths.

     TOT path flows, which are the sum of power flowing over the individual lines owned by multiple entities, have been

     defined to provide an indication of reliable operating

     limits.  If actual loading exceeds a TOT path limit, then

     several utilities must work together to reschedule

     generation and power transfers to reduce the loading on that

     TOT path.  Through the ownership of transmission lines that constitute a defined transmission path, each utility has

     defined capacity rights to use a percentage of the maximum

     TOT transmission path rating.



Q.   CAN YOU ELABORATE ON THIS CONCEPT WITH EXAMPLES?

A.   Yes.  TOT 5 is a path across the Continental Divide used

     primarily to transfer power from western Colorado to eastern

     Colorado.  Loads in western Colorado (approximately 500 MW)

     are much smaller than western Colorado generation (exceeding

     2,300 MW).  Most of the generation not used to service local loads in western Colorado is exported over the TOT 5 path to the heavy load areas in eastern Colorado.  In addition,

     power can be imported from Utah or the Arizona/New Mexico

     region over the TOT 5 path into eastern Colorado.  TOT 5 is comprised of eight individual transmission lines, which are owned by four entities, including PSCo. The current TOT 5

     transmission path simultaneous rating is 1680 MW. PSCo has the right to use 479 MW, or 28.5 percent, of the TOT 5

     transmission path rating.



     Two other transmission paths, TOT 3 and TOT 7, govern

     imports of power from the north into eastern Colorado.  TOT

     3, connecting Wyoming and Nebraska with northern Colorado,

     is a transmission path that defines the amount of power that can be transferred into eastern Colorado from the north.

     TOT 3 consists of six transmission lines owned by four

     utilities.  PSCo has the right to use only 4 percent of the

     TOT 3 transmission path rating.  TOT 7 is a transmission

     path located south of the TOT 3 transmission path and also defines the amount of power that can be transferred both

     into and within eastern Colorado.  The TOT 7 transmission

     path consists of three transmission lines owned by PSCo and

     PRPA.  PSCo has the right to use 58 percent of the TOT 7

     transmission path rating.

          Two other transmission paths, TOT 1A and TOT 2A, govern

     power transfers through Colorado's western and southern

     borders.  TOT 1A connects northwestern Colorado with Utah.

     PSCo has no ownership in the transmission lines constituting

     this path.   TOT 2A is the north to south transmission path

     from the southwestern corner of Colorado to New Mexico. PSCo has the right to use 10 percent of the TOT 2A transmission path rating.



Q.   CAN YOU PROVIDE AN EXAMPLE OF HOW THE TOT ALLOCATIONS AFFECT

     PSCo OPERATIONS?

A.   The generation that PSCo owns or purchases in western

     Colorado and imports into eastern Colorado exceeds the

     company's simultaneous TOT 5 allocation.  PSCo must maintain firm transmission paths for generation resources it relies upon to meet its firm customer demand.  Therefore, to meet its firm load obligations, PSCo purchases 180 MW of TOT 5

     wheeling rights from Western.



Q.   PLEASE DESCRIBE ANY PLANNED ADDITIONS TO PSCo'S TRANSMISSION

     SYSTEM AS A RESULT OF THE MERGER.

A.   PSCo is not currently interconnected with SPS.  As described by Witness Hudson, PSCo plans to interconnect with SPS

     through a high-voltage, direct-current transmission tie and an approximately 300-mile 345 kV transmission line in 2001.



     D.    COORDINATION AND POOLING ARRANGEMENTS

Q.   WHAT POOLING AND COORDINATION ARRANGEMENTS HAS PSCo ENTERED

     INTO?

A.   PSCo has joined the following pools and regional

     transmission associations: the Western Systems Coordinating

     Council ("WSCC"); the Inland Power Pool ("IPP"); the Western

     Systems Power Pool ("WSPP"); the Colorado Coordinated

     Planning Group ("CCPG"); and the Western Regional

     Transmission Association ("WRTA").



Q.   PLEASE DESCRIBE THE WSCC.

A.   PSCo is a member of the WSCC, which is the regional

     reliability council providing planning and reliability

     coordination for the entire Western Interconnection.  PSCo currently plans its installed reserve capacity based on the

     WSCC Power Supply Design Criteria.  Membership in the WSCC

     does not include any type of power pooling arrangements or contractual interchange agreements.



Q.   PLEASE DESCRIBE THE IPP.

A.   PSCo also is a member of the IPP, which is a reserve sharing pool of twenty-three utilities located in a five-state

     region covering Wyoming, Colorado, Utah, New Mexico, and

     Arizona.  The intent of the IPP is, as a group, to meet or exceed WSCC reliability criteria and to promote the

     efficient and economic use of generation facilities,

     transmission facilities, and interconnections.  The IPP

     sharing of reserves is designed to enable the members as a group to carry fewer reserves than would otherwise be

     required by WSCC reliability criteria.  The IPP's membership is diverse, consisting of investor owned-utilities,

     cooperatives, municipals, and Western.



Q.   PLEASE DESCRIBE THE WSPP.

A.   The WSPP is an economic power pool that operates an

     electronic bulletin board and acts as a clearinghouse for

     bulk power transactions among over 90 member utilities and marketers located predominantly throughout the western

     United States.  The WSPP Agreement provides for the sale and purchase of capacity, energy, and transmission services at market-based rates with a cost-based floor and ceiling.

     PSCo is a signatory to the WSPP Agreement and is currently making spot market sales and purchases in accordance with

     its terms.



Q.   PLEASE DESCRIBE THE CCPG.

A.   The CCPG was created in response to an agreement reached by

     PSCo, Tri-State, and the Colorado Association of Municipal

     Utilities regarding the acquisition of Colorado-Ute assets in 1992.  The agreement resolved transmission access issues as described in the "Joint Transmission Access Principles."

     The CCPG is a coordinated planning organization formed as a result of these principles.  The CCPG operates much like a regional transmission group, meeting at least twice a year to discuss transmission issues and to coordinate

     transmission planning activities.



Q.   PLEASE DESCRIBE WRTA.

A.   WRTA is a regional transmission group formed in May 1995, as a voluntary organization of utilities, marketers,

     transmission dependent utilities, non-utility members, and state regulatory commissions in the Western Interconnection.

     WRTA was formed for the purpose of facilitating the

     efficient use of transmission facilities, coordinating the planning of future transmission facilities, and accelerating the resolution of disputes concerning transmission.  PSCo is a member of WRTA.



IV.  PSCo WHOLESALE CUSTOMERS AND SERVICES

Q.   PLEASE DESCRIBE GENERALLY PSCo'S WHOLESALE POWER

     TRANSACTIONS.

A.   PSCo sells wholesale power to nine requirements customers

     located throughout Colorado.  In addition to these

     requirements customers, PSCo engages in non-firm energy

     transactions with many different utilities throughout the

     Rocky Mountain Region and several Western states.



Q.   PLEASE ELABORATE ON THE ELECTRIC SERVICES PSCo PROVIDES ITS

     REQUIREMENTS CUSTOMERS.

A.   PSCo provides long-term firm and peaking services to its

     nine requirements customers.  The requirements customers are a diverse group consisting of four municipal utilities, four rural electric cooperatives, and one investor-owned utility.

     These customers are provided wholesale services under

     individual contracts with associated specific FERC rate

     schedules. The rural electric cooperatives and municipals

     also receive an allocation of Western preference power.

     Some of the requirements customers also purchase short-term firm and non-firm wholesale services from other utilities.



Q.   HOW WILL THE MERGER IMPACT PSCo'S OPERATIONS?

A.   PSCo will largely operate as it does today and will continue to operate its own generation, transmission, and

     distribution systems. Increased negotiating leverage from

     the merger will enable PSCo to obtain significant fuel

     procurement savings.  In the year 2001, as Witness Hudson

     describes, PSCo and SPS plan to interconnect their two

     systems.  When the two systems are interconnected, the

     companies will take advantage of additional savings from

     joint dispatch and capacity deferrals.



Q.   HOW WILL PSCo'S WHOLESALE CUSTOMERS BE AFFECTED BY PSCo'S

     MERGER WITH SPS?

A.   The wholesale services offered by PSCo will be favorably

     impacted by the substantial cost savings which result from the merger and which reduce the companies' cost of service.

     These cost savings are described in greater detail by

     Witness Flaherty and by myself later in this testimony.

     Further, as Witness Hudson describes in his testimony, PSCo and SPS are offering to wholesale customers a hold-harmless commitment for the first five years following the effective date of the merger.



V.   TRANSMISSION SERVICES

Q.   PLEASE DESCRIBE THE TRANSMISSION SERVICES OFFERED BY PSCo.

A.   PSCo provides firm and non-firm service under individual

     transmission service contracts with Western, Tri-State, and

     PacifiCorp.  In addition, since December 1992, PSCo has

     provided transmission service, similar to network

     transmission service, for Holy Cross Electric Association

     under a Transmission Integration and Equalization Agreement.



     PSCo also has had on file with FERC since April 1992, an

     open-access transmission tariff which provides for point-to-

     point transmission services.  Wholesale transmission service is provided under the open-access transmission service

     tariff for the Municipal Energy Agency of Nebraska ("MEAN").



     On June 26, 1995, and August 18, 1995, PSCo and its wholly owned subsidiary, Cheyenne Light, Fuel & Power Company

     ("Cheyenne"), submitted for filing with the FERC new Point-

     to-Point Transmission Service Tariffs and Network

     Integration Transmission Service Tariffs. These comparable-

     service, open-access tariffs have been accepted for filing,

     with an effective date of August 25, 1995, and set for

     hearing regarding rate levels in Docket No. ER95-1268-000.

     A non-firm service agreement has recently been executed

     between PSCo and a power marketer under these tariffs.



Q.   DO PURCHASERS AND SELLERS OF BULK POWER IN COLORADO HAVE

     TRANSMISSION ALTERNATIVES TO THE USE OF PSCo'S SYSTEM?

A.   In many instances, yes. Western and Tri-State have extensive transmission networks within Colorado and provide

     transmission service to many buyers and sellers of wholesale power within the state.  The transmission systems of PRPA,

     WestPlains Energy, and the City of Colorado Springs also

     provide wholesale transmission services within the state.

     In fact, PSCo is dependent on the transmission systems of

     Western, Tri-State, and PRPA to serve portions of its own

     retail and wholesale loads.



VI.  PSCo'S RESOURCE PLANNING

Q.   HOW DOES PSCO FORECAST FUTURE CUSTOMER LOADS?

A.   On an annual basis, a task force within PSCo analyzes

     current and projected customer use in the development of its demand and energy forecast.  This process is supported by

     econometric and analytical modeling tools.  In developing

     its corporate load forecasts, PSCo develops forecasts of

     energy and demand for both its retail and wholesale

     customers.  Each forecast is developed to meet a twenty-year planning horizon as required by the Integrated Resource

     Planning ("IRP") rules of the Colorado Public Utilities

     Commission ("CPUC").



Q.   PLEASE DESCRIBE PSCo'S INTEGRATED RESOURCE PLANNING PROCESS.

A.   PSCo's integrated resource planning process is a

     comprehensive analysis process designed to meet the

     requirements of the CPUC IRP Rules.  The CPUC issued its IRP

     Rules in December of 1992.  The IRP Rules require utilities in Colorado to develop a Preferred Resource Plan every three years, which is to be submitted for CPUC approval.  The

     rules further require that utilities file an Annual Progress

     Report on their efforts to implement their approved

     Preferred Resource Plan one and two years thereafter.  PSCo filed its first IRP in October of 1993 and its Annual

     Progress Reports in October of 1994 and 1995.



Q.   PLEASE ELABORATE ON PSCo'S PREFERRED RESOURCE PLAN.

A.   PSCo developed its Preferred Resource Plan, commonly

     referred to as its "1993 IRP", using accepted utility

     practices and with the input received through the public

     participation process as set out in the CPUC IRP rules.  The starting point of the analysis is the company's forecast of its customers' energy and demand requirements over the

     required twenty-year planning period.  This forecast,

     combined with the appropriate level of reserve capacity, is compared to the capability of the existing resources to

     determine the company's expected resource needs.  To meet

     future resource needs, PSCo considered both demand and

     supply-side resources consistent with the requirements of

     the CPUC IRP rules.  As part of the development of the 1993

     IRP, PSCo conducted a Request for Information, in which

     seventy-three responses were received from third parties

     offering proposals to meet all or a portion of PSCo's

     forecasted needs.  PSCo's Preferred Resource Plan was

     developed by considering various criteria, including total resource costs, utility revenue requirements, electricity

     prices, environmental impacts, the company's financial

     health, and system reliability.  Associated with the

     resource plan was the company's Short-term Action Plan

     detailing its more near-term resource requirements.



Q.   WOULD YOU PLEASE SUMMARIZE THE RESOURCE COMMITMENTS THAT

     WERE INCLUDED IN THE SHORT-TERM ACTION PLAN.

A.   The most significant resource in this plan was the

     repowering of Fort St. Vrain, which I discussed previously.

     Also as part of the 1993 IRP Short-term Action Plan, PSCo

     committed to completing two 50 MW DSM bidding pilot programs as well as other DSM activities, and to participate in a

     wind farm project near Arlington, Wyoming.



Q.   WAS THIS PLAN SUBMITTED TO THE CPUC FOR APPROVAL?

A.   Yes.  PSCo submitted its Preferred Resource Plan and

     associated Short-term Action Plan to the CPUC in October

     1993.  The CPUC conducted hearings on the plan in 1994, and thereafter approved it.  Subsequent to that approval, PSCo sought and obtained the necessary certificates of public

     convenience and necessity for the repowering of Fort St.

     Vrain and PSCo's interest (10.5 MW) in the Arlington Wind

     Project.



Q.   ARE THERE ANY ASPECTS OF THE 1994 ANNUAL PROGRESS REPORT OF

     NOTE?

A.   Yes.  In developing its 1994 Annual Progress Report, PSCo

     evaluated the impact of its 1994 demand and energy forecast on the schedule for the repowering of Fort St. Vrain and the other resources included in the Preferred Resource Plan

     later in the planning period.  Schedule MPH-6 shows the

     Preferred Resource Plan as presented in the 1994 Annual

     Progress Report.  As a result of the 1994 load forecast, the in-service dates of several resources were changed from the years shown in the Preferred Resource Plan contained in

     PSCo's 1993 IRP.



Q.   ARE THERE SUFFICIENT GENERATION SITES AVAILABLE FOR

     DEVELOPMENT BEYOND THOSE SITES IDENTIFIED IN PSCo's

     PREFERRED RESOURCE PLAN?

A.   Yes.  There are numerous sites available for development by

     PSCo or by others.  Three neighboring utilities (PRPA,

     Westplains Energy, and the City of Colorado Springs) have

     identified five future sites for potential development.  In addition, in two recent solicitations for future generation resources, PSCo received seventy-three proposals and

     Westplains Energy received four proposals, indicating the

     ready availability of generation sites in the region.



VII. THE CHEYENNE LIGHT, FUEL & POWER COMPANY

Q.   PLEASE PROVIDE A BRIEF DESCRIPTION OF CHEYENNE'S ELECTRIC

     SYSTEM.

A.   Cheyenne's electric system serves approximately 33,000

     residential, commercial, and industrial retail electric

     customers in a certificated area of approximately 960 square miles in and around Cheyenne, Wyoming. Cheyenne is normally a winter peaking system, although occasionally a peak is

     reached during the summer.  In 1994, the Cheyenne system had a peak load of 129 MW and sold 763,593 MWh to its retail

     customers.  Cheyenne has no wholesale customers.


     Cheyenne purchases 100 percent of its system power and

     energy requirements from PacifiCorp on a full requirements basis.  While Cheyenne does own five small diesel generating units (nameplate rating of 2 MW each), these units are held on cold standby and have been contractually placed under the control of PacifiCorp to be used on an emergency basis only.



Q.   WOULD YOU DESCRIBE CHEYENNE'S TRANSMISSION SYSTEM?

A.   Cheyenne's transmission system consists of two 115 kV

     transmission line segments that total 25.5 miles in length.

     The primary purpose of these transmission lines is to

     deliver power purchased from PacifiCorp and wheeled through

     Western's transmission system to Cheyenne's distribution

     substations.  These two line segments fall within, and are operated by, Western's Loveland Control area.  Cheyenne is not interconnected with PSCo.



Q.   HOW DOES CHEYENNE PROCURE ITS POWER SUPPLY?

A.   In regards to power supply, PSCo and Cheyenne operate their respective systems and procure resources independently of

     each other. Cheyenne most recently selected its power

     supplier through an RFP process.  While PSCo was a bidder in the RFP, Cheyenne conducted an independent competitive

     procurement process in which it selected PacifiCorp as the power supplier.



    VIII. PRODUCTION-RELATED BENEFITS FROM THE MERGER

     A.   OVERVIEW

Q.   WHAT WAS YOUR ROLE IN THE DEVELOPMENT OF PRODUCTION-RELATED

     BENEFITS OF THE MERGER?

A.   I worked with both Deloitte and Touche and SPS in the

     development of the production-related benefits.  Using a

     combined resource plan and certain fuel procurement savings developed by Deloitte and Touche, I worked with SPS to

     develop the production-related savings achievable from the merger.



Q.   PLEASE DESCRIBE THE PRODUCTION-RELATED BENEFITS.

A.   The production-related benefits were determined in three

     areas: capacity deferral savings; joint dispatch savings;

     and fuel procurement savings.  The process used to estimate these savings involved defining each company's resource plan and production-related costs on a stand-alone basis and then on a combined basis.  The savings were based on a comparison of the stand-alone costs to those determined on a combined basis for a study period of ten years (1997-2006).



Q.   HOW WERE THE STAND-ALONE RESOURCE PLANS AND COSTS DEFINED?

A.   The representations of the individual systems were based on each company's most recent resource plan, modified to

     account for any major changes since the plan was developed,

     and the most recent fuel forecasts. PSCo's resource plan was based on its 1994 Annual Progress Report filed with the CPUC in October, 1994, with modifications.  The modifications

     reflected known changes to the plan, which have now been

     incorporated into PSCo's 1995 Annual Progress Report, filed with the CPUC in October 1995.  PSCo's stand-alone resource plan is shown in Schedule MPH-7.  SPS's stand-alone resource plan is described in Witness Hudson's testimony and is shown in his Schedule DTH-4.  The stand-alone production-related costs are based on each company's stand-alone plan.  These costs were developed using the PROSCREEN production costing and expansion planning model, a widely used software package licensed by Energy Management Associates, Inc., and

     considered both the operating costs and investment-related costs of each company's stand-alone resource plans.



Q.   HOW WERE THE COMBINED RESOURCE PLAN AND PRODUCTION-RELATED

     COSTS DEVELOPED?

A.   Based on the reduced capacity requirements of the combined system (discussed below), Deloitte and Touche developed a

     combined system resource plan.  The combined system resource plan is shown in Witness Flaherty's Schedule TJF-4.  For

     convenience, I have included a copy of Schedule TJF-4 in my testimony as Schedule MPH-8.  In addition to this combined resource plan, fuel procurement synergies created by the

     increased negotiating leverage of the combined companies

     were developed.  Using the combined companies' resource

     plan, the fuel prices that result from fuel procurement

     synergies, and the synergies enabled by the construction of a new 400 MW transmission line between the two companies in the year 2001, we developed the combined production-related costs.  As in the stand-alone cases, production-related

     costs were developed using the PROSCREEN production costing and expansion planning model.



Q.   WHAT CONCLUSIONS WERE REACHED?

A.   Capacity deferral benefits were determined to be $160

     million over a ten-year period, net of the costs of the

     transmission line added in the year 2001.  Fuel savings,

     including fuel procurement savings and joint dispatch

     savings, were determined to be $110 million over the same

     period.


     B.   REDUCED CAPACITY REQUIREMENTS

Q.   HOW ARE THE TWO COMPANIES ABLE TO REDUCE THEIR CAPACITY

     REQUIREMENTS THROUGH THE MERGER?

A.   The reduced capacity requirements reflect savings from load diversity between the two systems and reduced reserve

     margins resulting from a reduction in PSCo's reserve

     requirements in the combined case.



Q.   PLEASE DESCRIBE THE REDUCED CAPACITY REQUIREMENTS

     ATTRIBUTABLE TO LOAD DIVERSITY BETWEEN THE TWO SYSTEMS.

A.   Both systems are summer peaking utilities.  Each company,

     however, serves different types of customers.  PSCo, for

     example, serves customers with more diverse load

     characteristics that in turn lead to its high system load

     factor.  PSCo's relatively high system load factor is a

     result of low residential air-conditioning loads, moderate winter heating loads, and a diverse mix of commercial and

     industrial loads.  In addition, PSCo provides wholesale

     power to its four rural electric cooperatives whose winter loads are significantly higher than their summer loads.  In contrast, SPS has a lower load factor attributable to high summer air-conditioning and agriculture loads.  Another

     distinguishing characteristic of the two systems is the

     difference in time zones.  PSCo operates in the Mountain

     Time Zone while SPS operates in the Central Time Zone.



     Schedule MPH-9 provides a three-year summary of peak load

     data for the two companies and shows the combined companies'

     coincident peak demand (adjusted to account for the

     different time zones).  Each company's peak load occurred on different days of the month and, in two cases, occurred in different months of the summer season.  The review of peak load data was limited to three years of historical data

     because, beginning in April 1992, PSCo's loads reflect the addition of four new wholesale customers as a result of the

     Colorado-Ute acquisition.



Q.   WHAT ARE THE ACTUAL AMOUNTS OF CAPACITY SAVINGS RELATED TO

     LOAD DIVERSITY?

A.   The 1994 summer peak demand for PSCo was 4011 MW.  The 1994 summer peak demand for SPS was 3692 MW.  The arithmetic

     total of these two individual peak demands was 7703 MW.

     However, the coincident peak demand for the two systems --

     accounting for differing time zones -- was 7591 MW.  The

     diversity in loads for the two systems in 1994 was 112 MW.

     Performing a similar analysis over the three-year period

     (1992-1994), the average diversity between the two systems was 98 MW or 1.3 percent of the combined individual peak

     demands of the two systems.



Q.   WHAT LOAD DIVERSITY WAS USED TO DEVELOP THE CAPACITY

     SAVINGS?

A.   A one percent load diversity savings was used in determining the overall capacity deferral-related benefits of the

     merger.  The one percent load diversity savings was applied to the arithmetic sum of the projected coincident peak

     demands of each company over the ten-year study period

     beginning with the in-service date of the new transmission line in the year 2001.  The result is a load diversity

     savings equal to 84 MW in 2001 increasing to 92 MW in 2006.

     Schedule MPH-10 shows the load diversity savings used in

     each year of the ten-year study period.



Q.   WHEN CAN THE COMBINED COMPANIES TAKE ADVANTAGE OF THE LOAD

     DIVERSITY SAVINGS?

A.   The combined companies can take advantage of the one percent load diversity savings when the new transmission line is in service in the year 2001.



Q.   PLEASE DESCRIBE THE APPROACH USED TO DETERMINE THE REDUCED

     CAPACITY REQUIREMENTS ATTRIBUTABLE TO A REDUCTION IN RESERVE

     MARGINS.

A.   As a result of the merger, and beginning with the in-service date of the new transmission line, PSCo should be able to

     reduce its reserve margin criteria from its current minimum reserve requirements used in the stand-alone case to at

     least a 15 percent reserve margin in the combined case.

     Currently, reserve margins are higher for PSCo as described below.  SPS's reserve margin is 15 percent in both the

     stand-alone and combined cases.



Q.   PLEASE DISCUSS THE BASIS FOR LOWERING PSCo'S RESERVE MARGIN

     IN THE COMBINED CASE?

A.   The reason for a lower PSCo reserve margin in the combined case is that the installation of the new 400 MW transmission line between the systems will enable delivery of power to

     eastern Colorado from the available generation resources of

     SPS.



          Although PSCo is a member of the IPP which allows PSCo

     to meet WSCC reliability criteria on a combined utility

     basis (i.e., jointly with the 23 members of the IPP), PSCo recently has been following WSCC reliability criteria on an individual basis instead, primarily for three reasons: (1)

     PSCo's concern over the quality of reserves carried by

     members of the IPP; (2) the region becoming more in balance between load and available generation thus reducing overall reserve levels; and (3) PSCo's heavy reliance on the import of power from the west and north into eastern Colorado.  The

     WSCC reliability criteria that PSCo follows because of these concerns (largest risk plus 5 percent load responsibility)

     equates to a reserve margin of 16.9 percent in 1997,

     gradually decreasing to 15.1 percent in 2006.



     With the installation of a 400 MW transmission line into

     eastern Colorado, connecting PSCo to SPS's generation

     resources, the above concerns are lessened considerably.  As a result, PSCo believes that it can at least reduce its

     installed reserves to 15 percent between 2001 and 2006.  It may in fact be able to reduce its reserves further to the

     even lower levels permitted by the IPP.



Q.   WHAT ARE THE CAPACITY REDUCTIONS ENABLED BY PSCo FOLLOWING A

     15 PERCENT RESERVE MARGIN?

A.   Schedule MPH-11 shows the reduced PSCo requirements from

     following a 15 percent reserve margin requirement. By

     following a 15 percent reserve margin requirement, PSCo's

     required reserves in 2001 are reduced from 720 MW to 675 MW,

     a 45 MW savings.  The savings gradually reduce to 6 MW in

     2006.  As noted, the reserve requirements may be able to be reduced significantly more under IPP reserve obligations;

     so, these projected savings are conservative.



Q.   WHAT ARE THE TOTAL CAPACITY DEFERRAL SAVINGS ATTRIBUTABLE TO

     BOTH THE ONE PERCENT LOAD DIVERSITY SAVINGS AND PSCo'S

     REDUCED RESERVE MARGIN?

A.   As noted, the capacity deferral savings are $160 million.  A comparison of the stand-alone resource plans to the combined companies' resource plan that is enabled by the load

     diversity and reduced reserve requirements is shown in

     Schedules MPH-12A, MPH-12B, MPH-12C, and MPH-12D.  A

     comparison of the investment-related and other fixed costs of the stand-alone and combined resource plans, using the

     PROSCREEN model, is shown in Schedule MPH-13.



     C.   FUEL SAVINGS

Q.   PLEASE DESCRIBE THE FUEL SAVINGS ATTRIBUTABLE TO THE MERGER.

A.   The fuel savings attributable to the merger can be broken

     down into savings related to fuel procurement and savings

     attributable to the joint-dispatch of the combined systems.

     The fuel savings are as follows:

                                      Cumulative Savings
                                         ($ million)
                Fuel Savings             (1997-2006)

         1.   Fuel Procurement-PSCo         $112.1
              Transportation

         2.   Fuel Procurement-              $32.2
              Other

         3.   Joint Dispatch                -$33.7

         4.   Total                         $110.6


Q.   PLEASE DISCUSS THE PSCo FUEL TRANSPORTATION SAVINGS OF $112

     MILLION.

A.   These fuel procurement savings are based on a reduction in coal transportation costs at PSCo's Pawnee and Comanche

     coal-fired steam plants.  The reductions reflect the

     increased purchasing strength of the combined companies.



     Both PSCo and SPS transport coal to several of their plants from the Powder River Basin over the Burlington Northern

     railroad.



     The Powder River Basin covers a geographic area that

     encompasses southeastern Montana and northeastern Wyoming.

     The railroad's freight charge to transport coal is typically a function of the amount of coal needed by the plants and

     the distance from the mine to the plant.  The cost of

     transporting coal is generally expressed by utilities on a mils per ton-mile basis.



     As a result of the merger, the combined companies will

     become one of the largest utility shippers of coal out of

     the Powder River Basin on a tonnage basis, as well as one of the largest shippers on the Burlington Northern railroad.

     Separately, PSCo purchases approximately 4 million tons of coal per year for its Comanche and Pawnee coal-fired

     stations from the Amax Coal Company.  SPS purchases 7-8

     million tons of coal per year for its Tolk and Harrington

     coal-fired stations from the ARCO Thunder Basin Coal

     Company.  Combined, the companies will purchase 11-12

     million tons of coal per year from the Powder River Basin.

          Further, the distance between the mine and PSCo's

     plants is relatively short in comparison to SPS's plants.

     For example, the distance from the mine to PSCo's Pawnee and

     Comanche plants is 368 miles and 575 miles, respectively.

     For SPS's Harrington and Tolk plants, the distance is 901

     miles and 1003 miles, respectively.  SPS's greater ton-mile requirement results in a much lower ton-mile rate.  In

     contrast, PSCo's ton-mile requirements, on a stand-alone

     basis, produce a transportation rate that is higher than

     SPS's.



     PSCo's contract with the Burlington Northern railroad

     expires in the year 2000.  The increased leverage the

     combined company will have in negotiating coal

     transportation rates at that time, based on the combined

     high ton-mile requirements, will allow PSCo to reduce its

     coal transportation costs as part of a combined company.  As part of the combined companies, PSCo should achieve more

     market-based transportation rates for its Pawnee and

     Comanche plants.  PSCo expects to reduce coal transportation rates to its Pawnee plant from 25 mils per ton-mile to 15

     mils per ton-mile beginning in the year 2000.  Similarly,

     PSCo expects to reduce the coal transportation rate to its

     Comanche plant from 20 mils per ton-mile to 15 mils per ton-

     mile.  The resulting savings are $112 million, based on

     PSCo's annual requirement of 1,926 million ton-miles in the combined case.  Absent the leverage of the combined high

     ton-mile requirements of PSCo and SPS, PSCo could not

     achieve these savings.



Q.   PLEASE DESCRIBE THE OTHER FUEL PROCUREMENT SAVINGS RESULTING

     FROM THE MERGER.

A.   As discussed in Witness Flaherty's testimony, the companies are also expected to have increased negotiating leverage for fuel commodities, both natural gas and coal, due to the

     increased volumes of fuel purchased on a combined basis.

     Gas prices are projected to decrease by 1.0 percent and coal prices by 0.5 percent on a total $/mmBtu basis.  Applying

     these fuel price savings in the PROSCREEN model results in additional fuel procurement savings of $32 million.



Q.   PLEASE DESCRIBE THE COMPUTATION OF THESE OTHER FUEL

     PROCUREMENT SAVINGS IN GREATER DETAIL.

A.   In the studies, a 1.0 percent reduction in gas prices was

     reflected in both PSCo's and SPS's existing and future gas-

     fired plants as a straight percentage reduction in the fuel price of each plant for the study period.  The 0.5 percent reduction in coal prices was reflected as a straight

     percentage reduction in the fuel price of the combined

     companies' coal-fired plants receiving coal from the Powder

     River Basin.  The reduction in coal prices was applied to

     PSCo's Pawnee and Comanche plant and SPS's Tolk and

     Harrington plants beginning in the year 2003.



Q.   FINALLY, PLEASE DESCRIBE THE JOINT-DISPATCH SAVINGS.

A.   The joint-dispatch savings reflect the benefits that can be achieved by the companies sharing the energy from their

     generation resources after PSCo and SPS are interconnected in 2001.  Whenever the incremental costs of SPS's generation are lower than the incremental costs of PSCo's generation,

     SPS energy can be transferred to PSCo across the new 400 MW tie.  Similarly, whenever PSCo's incremental costs are lower than SPS's incremental costs, PSCo energy can be transferred to SPS.



     As noted, through the PROSCREEN model, the companies were

     able to compare the costs of operating the companies'

     generation resources on a stand-alone and combined basis.

     By isolating the effects of the lower coal transportation

     costs and other fuel procurement costs, we were able to

     determine the remaining effect of the joint dispatch of the two systems.



Q.   WHAT WERE THE LEVELS OF JOINT DISPATCH SAVINGS?

A.   Schedule MPH-14 shows the year-by-year energy transfers

     expected to take place as a result of the joint dispatch

     that will begin in 2001 when the new transmission line is in service.  Energy is transferred between the two companies

     only when it produces savings.  As can be seen, in every

     year, both companies benefit from the ability to transfer

     energy between the two companies, thereby reducing operating costs.



Q.   WHAT IS THE DOLLAR IMPACT OF JOINT DISPATCH INDICATED BY THE

     PROSCREEN MODEL?

A.   The year-by-year changes in operating costs as a result of joint dispatch when comparing the stand-alone operation to the combined operations are as follows:

                             Joint Dispatch
                     Year        Savings
                                 ($000)

                     2001        $5,942

                     2002        $8,763

                     2003        $1,362

                     2004        $4,668

                     2005       ($25,481)

                     2006       ($28,921)

                    Total       ($33,667)


Q.   WHY ARE THE JOINT DISPATCH SAVINGS NEGATIVE IN 2005 AND

     2006?

A.   The total costs of owning and operating the system include both the operating costs of generating resources and

     investment-related costs.  The mix of resources included in each utility's resource plan, both on an individual and

     combined basis, determines the relative savings of operating costs and investment-related costs.  For example, by

     deferring a coal plant, you expect a large reduction in

     investment-related costs due to a coal plant's relatively

     high investment costs.  However, by deferring a coal plant,

     operating costs tend to increase since coal plants offer

     lower operating costs compared to simple-cycle or combined-

     cycle gas-fired plants.  The combination of operating costs and investment-related costs must always be examined.  In

     the case of the PSCo and SPS merger, the deferral of a large coal plant late in the study period (2005) results in a

     large reduction in investment-related costs, but also

     increases operating costs somewhat for the reasons I have

     described above.  Therefore, in 2005 and 2006, the joint

     dispatch savings, viewed in isolation, are negative.  The

     net impact of capacity deferrals and joint dispatch costs,

     however, is an overall large reduction in the total costs of owning and operating the combined systems.



     D.   REASONABLENESS OF PRODUCTION SAVINGS

Q.   WHAT OTHER TYPES OF ANALYSES WERE PERFORMED THAT LEAD YOU TO

     BELIEVE THAT THE PRODUCTION-RELATED SAVINGS CAN BE REALIZED?

A.   Sensitivity analyses on two key variables -- load forecasts and fuel prices -- were performed to test the validity of

     the savings.



Q.   PLEASE DESCRIBE THE SENSITIVITY ANALYSES.

A.   Low load growth and high load growth cases were developed

     for each company.  Similarly, low fuel price and high fuel price assumptions were developed for each company's

     generating units.  Then, several combinations (i.e., low,

     base, and high) of scenarios with differing load and fuel

     price forecasts were investigated to determine production-

     related savings.  In total, eight additional scenario's

     (i.e., low load with low fuel price, low load with high fuel prices, high load with low fuel prices, etc.) were

     developed.  Using PROSCREEN, we compared production-related costs developed under each scenario on a stand-alone basis to the production-related costs resulting from combining the two companies.



Q.   WHAT WAS THE RESULT OF THE SENSITIVITY ANALYSES?

A.   Over each combination of fuel and load forecasts, there are substantial production-related savings.  The savings range from a low of $174.2 million to a high of $280.0 million

     over the ten-year study period. Schedule MPH-15 shows the

     savings associated with each sensitivity analysis performed.



Q.   WHAT DO YOU CONCLUDE FROM THE SENSITIVITY ANALYSES?

A.   Over a wide range of assumptions, there will be production-

     related savings from the merger.  For example, if load

     growth is higher than expected and fuel prices escalate

     faster than expected, then the savings will not be able to be realized from deferring PSCo's coal plant in 2005, thus reducing capacity deferral savings.  However, in such an

     event, the availability of the coal plant in 2005 provides the opportunity to achieve much greater joint dispatch

     savings, as would be expected.  While the companies believe their base case assumptions are the most probable to occur,

     even if other scenarios prevail, there will be substantial production-related savings from the merger.



Q.   ARE THERE ANY OTHER REASONS THAT YOU CONSIDER THE

     PRODUCTION-RELATED SAVINGS TO BE REASONABLE?

A.   Yes.  Because of time constraints, we did not quantify

     several items that are likely to cause the savings to be

     even greater.



Q.   WHAT FACTORS WERE NOT INCLUDED IN THE ANALYSIS?

A.   Several factors were not included.  Most significant is the potential reduction in PSCo's reserve margin to those

     permitted by the IPP as a result of the new transmission

     line and PSCo's resulting access to SPS's generation

     resources.  The potential further reduction in PSCo reserve margins, previously discussed, may result in over a 200 MW decrease in the company's installed reserves.  In our

     analysis, we reduced reserves by only between 6 and 45 MW.



     Second, SPS's Utility Engineering subsidiary offers PSCo

     access to low-cost engineering and construction services at cost. The cost of future PSCo generation resources will

     reflect these low costs, but we did not quantify that

     benefit.



     Third, there are potential fuel savings available to SPS

     from access to other low-priced producers in the WSCC Rocky

     Mountain Power Area.  The new transmission line increases

     SPS's access to this low coal-priced energy.  We did not

     quantify this benefit.



Q.   WILL THE PRODUCTION-RELATED SAVINGS BENEFIT BOTH THE

     CUSTOMERS OF PSCo AND SPS?

A.   Yes.  Customers of both companies will benefit since each

     company will experience savings resulting from the deferral of future generation resources, from fuel savings

     attributable to the joint dispatch of the companies'

     resources, and from fuel procurement savings that result

     from the increased negotiating power of the combined

     companies.



Q.   DOES THIS CONCLUDE YOUR TESTIMONY AT THIS TIME?

A.   Yes.